Narrative Disclosure – Form C-AR

For the fiscal year ended December 31, 2024

infanttech (Baby-Tech Innovations, Inc.)

Business Description

Baby-Tech Innovations, Inc., doing business as infanttech, continues to focus on its flagship product, the zooby Baby Monitor for cars, home, and portable use. The Company's core business model remains direct-to-consumer and online retail through Amazon and other platforms. Over the past year, the Company has built new network connections and is exploring strategic opportunities to scale, including the potential integration of zooby's intellectual property (IP) into direct automotive manufacturing channels. While the Company continues to innovate, the breathebuddy product has not yet launched due to financial and market timing considerations.

Capital Structure

As of December 31, 2023, the Company had authorized 30,000,000 shares of common stock and had 18,593,875 shares issued and outstanding. In February 2024, the Company issued an additional 71,428 shares in a private issuance. Later in 2024, the Company raised a total of $31,927.98 through a Regulation Crowdfunding (Reg CF) campaign on Start Engine. After accounting for Start Engine platform fees of $16,865.98, the net proceeds received were $15,138.58. In connection with this raise, 94,125 new shares of Common Stock were issued. The Company also has outstanding convertible notes totaling $240,000, which are scheduled to mature in 2026 and have not yet converted into equity.

Use of Proceeds

The Company originally intended to allocate funds toward manufacturing, marketing, research and development, and employment expansion. However, due to raising less than the maximum offering amount, the net proceeds were primarily used to cover operating expenses and Start Engine platform fees. The limited funds did not allow the Company to fully execute on its originally intended use of proceeds.

Ownership

Following the new share issuances in 2024, Lizette Espinosa, the CEO and founder, now holds approximately 87.2% of the Company's outstanding shares.

Related Party Transactions

No new related party transactions or loans occurred during fiscal year 2023.

Material Updates

During the past year, Baby-Tech Innovations, Inc. faced significant operational challenges influenced by broader economic and political conditions, including impacts from the January 2025 California fires. Due to financial constraints and inventory shortages, the Company has temporarily paused sales operations and currently has no active inventory available for sale. While approximately 2,500 units are ready for shipment, newly imposed tariffs of 145% on imports have rendered it cost prohibitive to bring this inventory to market at this time.

The Company is closely monitoring the political climate and remains hopeful that conditions will improve within the next 30 to 60 days. All prior product recall obligations have been fully resolved with the Consumer Product Safety Commission (CPSC), and no further actions are pending.

Given current financial limitations, the launch of the breathebuddy product has been placed on indefinite hold. Vendor payments are also paused. Despite these setbacks, the Company is strategically repositioning by leveraging its zooby Baby Monitor IP to explore direct integration partnerships within the automotive sector. infanttech is actively working with Core Partners to recruit high-caliber executive talent experienced in scaling consumer product goods (CPG) companies and navigating mergers and acquisitions (M&A) at $100M+ revenue scale levels. Management believes these steps will position the Company for renewed growth and future funding opportunities.

The Company has also experienced changes to its board of directors. Veronica Corona and Veronica De Santiago have stepped down due to personal and professional obligations. The current board is now comprised of Lizette Espinosa, Ray Phillips, and Jose Bazua.

Number of Employees

As of the date of this filing, the Company employs 2 full-time employees, 1 part-time employee, and engages 2 part-time consultants.

Ongoing Fundraising

The Company anticipates conducting a future fundraising round within the next 12 months to support its growth, inventory acquisition, and strategic initiatives.

Disclosure Regarding 2024 Financial Statements

infanttech is currently finalizing its financial statements for the fiscal year end December 31, 2024. Due to ongoing inventory reconciliation and final adjustments, complete 2024 financials are not yet available for inclusion in this Form C-AR. The Company acknowledges this discrepancy and intends to promptly file an amendment to this Form C-AR, including the finalized 2024 Balance Sheet, Profit and Loss Statement, Statement of Cash Flows, Statement of Changes in Equity, and accompanying Notes to the Financial Statements for 2024, once these figures have been confirmed.

The Company is committed to maintaining full compliance with its reporting obligations under Regulation Crowdfunding and ensuring investors have access to accurate and complete financial information as soon as it becomes available.